

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2011

Via Fax & U.S. Mail

Mr. Robert Stopanio
President and Principal Executive Officer
Scorpion Performance, Inc.
3000 SW 4th Avenue
Fort Lauderdale, FL 33315

> **Re: Scorpion Performance, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 0-52859**

Dear Mr. Stopanio:

We have received your letter dated January 17, 2011, in response to our letter dated December 22, 2010, and have the following additional comments. Please respond to confirm that such comments will be complied with in future filings. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2009

Note 1-Summary of Significant Accounting Policies

Impairment, page F-10

1. We note your response to previous comment number 4. Please tell us why you do not believe an impairment analysis was necessary for the year ended December 31, 2010 or in the nine months ended September 30, 2010, in light of the negative circumstances described previously. As part of your response, please clearly explain why you believe your long-lived assets were appropriately stated as of December 31, 2009 and September 30, 2010. Also, please provide us with the results of your impairment analysis as of December 31, 2010. Your response should include in detail, the methods and significant assumptions that were used in your impairment analysis for long-lived assets, how you calculated an impairment charge, and provide a comparison of how results to date compare to projections and assumptions used. In this regard, provide us with an example of the disclosure you intend to include in your MD&A section in future filings that summarizes the aforementioned information and considerations. We may have further comment upon reviewing your response.

Form 10-Q for the period ended September 30, 2010

Note 4. Notes Payable, page 16

2. We note your response to previous comment number 5. In light of the materiality of the amount of rental income to your statements of operations, please confirm that you are accounting for any rent escalations or lease incentives in accordance with ASC 840-20-50-4.

Note 5-Equity, page 17

3. We note your response to previous comment number 6, however we do not believe that it adequately responds to our prior comment. Please explain to us how you will account for the issuance of these preferred shares once they are considered earned. Note that for the issuance of stock for services, these transactions should be valued at the fair value of the services rendered if more reliably measurable

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3750.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Karen Rodgers
(954) 779-3029